UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 2

TRUETT-HURST, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

897871109
(CUSIP Number)

January 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS North Star Investment Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5.	SOLE VOTING POWER 551,000

BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0

EACH REPORTING	7.	SOLE DISPOSITIVE POWER 551,000

PERSON WITH	8.	SHARED DISPOSITIVE POWER 36,525
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,525
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7% (See Item 4 below)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1 (a)       Name of Issuer

Truett-Hurst, Inc.

Item 1 (b)       Address of Issuer’s Principal Executive Offices

125 Foss Creek Circle, Healdsburg, California 95448

Item 2 (a)       Name of Person Filing

North Star Investment Management Corporation

Item 2 (b)       Address of Principal Business Office or, if None, Residence

20 N. Wacker Drive, Suite 1416, Chicago, Illinois 60606.

Item 2 (c)       Citizenship

Delaware

Item 2 (d)       Title of Class of Securities

Class A Common Stock

Item 2 (e)       CUSIP Number

 897871109

Item 3             If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K);

Item 4 Ownership

Set forth below in this Item 4 is information regarding the beneficial ownership of the Issuer’s Class A Common Stock as of January 31, 2015 and December 31, 2014, respectively. The percentages set forth below are calculated based on 3,750,472 shares of Class A Common Stock outstanding, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2014 (filed November 13, 2014).

January 31, 2015 Information:

(a)	Amount beneficially owned: 587,525 shares
(b)	Percent of class: 15.7%
(c)	Number of shares as to which such person had:

(i)	Sole power to vote or to direct the vote: 551,000
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition: 551,000
(iv)	Shared power to dispose or to direct the disposition: 36,525

December 31, 2014 Information:

(a)	Amount beneficially owned: 532,789 shares
(b)	Percent of class: 14.2%
(c)	Number of shares as to which such person had:

(i)	Sole power to vote or to direct the vote: 510,464
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition: 510,464
(iv)	Shared power to dispose or to direct the disposition: 22,325

Item 5             Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6             Ownership of More than Five Percent on Behalf of Another Person

As of both December 31, 2014 and January 31, 2015, the following person was known to the Reporting Person to have the right to receive dividends from, or the proceeds from the sale of more than 5% of the Class A Common Stock of the Issuer:

North Star Micro Cap Fund

Item 7             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8             Identification and Classification of Members of the Group

Not Applicable.

Item 9             Notice of Dissolution of Group

Not Applicable.

Item 10           Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a -11.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

NORTH STAR INVESTMENT MANAGEMENT CORPORATION

By: /s/ Peter Gottlieb
             Name: Peter Gottlieb
             Title: President